Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2023, Unico American Corporation
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Unico American Corporation (the Company), effective at the opening of the trading session on July 20, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101.
The Company was notified of the Staff determination on June 6, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on June 15, 2023. The Staff determination to delist the Company securities became final on June 15, 2023.